FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 27, 2005

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report dated April 27, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: April 27, 2005

Exhibit 1- Form 6k

April 27, 2004

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

April 27, 2005.

3.

News Release

News release was issued on April 27, 2005 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia, April 27, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that two of the five players that won an entry in the WPT World Championship Season Tournament (“WPT”) through the Action Poker Network, finished in the money.

5.

Full Description of Material Change

April 27, 2005

Two www.tigergaming.com players in the money.

Vancouver, British Columbia, April 27, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that two of the five players that won an entry in the WPT World Championship Season Tournament (“WPT”) through the Action Poker Network, finished in the money.

Both players earned their qualification through the Company’s flagship site, www.tigergaming.com .  Brad “Enforcer 55” Wyatt, of Mississauga, Ontario, placed 38th overall and won US $47,180 and Bernie “Bernie 2004” Collins, of Brampton, Ontario, placed 44th and won US $37,740.

The WPT ran from April 18th to the 24th in Las Vegas, Nevada, with 452 entries and a total prize pool of US $10,961,000.  All players finishing in the top 100 earned a pay-out.

President and CEO, Jake Kalpakian, stated, “This was a terrific outcome for our first event of this kind.  We hope to add to these results when we send at least ten players to the upcoming World Series of Poker (“WSOP”) in what is anticipated to be a record prize pool.  More importantly, our players like our games and tournament structures, and have responded very favorably.  As a result, we expect to increase our tournament promotions in the future, as they have proven to be a success for the Company in every aspect.

Presently, players can enjoy hours of entertainment at minimal cost on the site while trying to qualify for World Series of Poker prize packages.  Through the Action Poker network, the Company’s tournaments offer the best entertainment value on the web today. For more information on how to qualify, please visit www.tigergaming.com .

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 27th day of April, 2005.